December 5, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Separate Portfolios Trust

SEC File Nos.  333-141111; 811-22025

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on November 27, 2012, for Post-Effective Amendment No. 18 filed on or about October 5, 2012, to the Registration Statement on Form N-1A for ING Separate Portfolios Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

PROSPECTUS - General Comments

1.                                      Comment:           The Staff commented that Form N-1A does not provide a basis for Footnote 1 to the Fees and Expenses table and the Staff requested that the Registrant remove it.

Response:            The Registrant has removed the Footnote as requested.

2.                                      Comment:           The Staff requested confirmation that all contracts and waiver agreements reflected in Footnote 3 will be made a part of the filing.

Response:            The Registrant confirms that all contracts and waiver agreements will be filed as part of the Registration Statement.

3.                                      Comment:           The Staff has requested that additional disclosure be added to the section entitled “Tax Information” clarifying that tax deferred distributions may be subject to tax at a later date.

Response:            The Registrant appreciates the Staff’s comment but the language is not required by Form N-1A.

4.                                      Comment:           With respect to the section entitled “Performance of Similarly Managed Mutual Funds,” the Staff noted that the second paragraph states “…the Adviser or Sub-Adviser may manage other substantially similar mutual funds, the performance of which is not shown.”  The Staff requested the Registrant explain such exclusion and also explain that such exclusion does not make the performance disclosure misleading.

Response:            The Registrant has excluded the ING Solution 2020 Portfolio, ING Solution 2030 Portfolio, ING Solution 2040 Portfolio, and ING Solution 2050 Portfolio from this presentation due to the fact that these Portfolios have a very short performance period for the fiscal year ended December 31, 2011 (less than 3 months) and therefore the Registrant believed including them could be misleading.

Fund Specific Comments

ING Retirement Solution Income Fund

4.                                      Comment:           The Staff noted that due to the fact that the Fund’s name contains “income,” the Fund’s investment objective should also state that the Fund seeks income.  The Staff requested that the Registrant either change the Fund’s name or revise the Fund’s investment objective to reflect that the Fund primarily seeks income and secondarily seeks total return.

Response:            The Registrant appreciates the Staff’s comment but submits that “total return” consists of both income and capital appreciation and believes that the current investment objective is appropriate.

ING Retirement Solution 2045 Fund, ING Retirement Solution 2050 Fund, and ING Retirement Solution

5.                                      Comment:           The Staff noted that each Fund has a target allocation of 95% in equity securities and 5% in fixed-income securities.  The Staff requested that the Registrant explain the differences, if any, in each of these Funds’ investment strategies.

Response:            The Registrant appreciates the Staff’s comment but submits that while currently the three Funds’ target allocations are identical they will change over time and differentiate amongst themselves as they approach their Target Dates.

STATEMENT OF ADDITIONAL INFORMATION

6.                                      Comment:           The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:            The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities.  However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change.  Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

2

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”  Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

The Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

3

ATTACHMENT A

December 5, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Separate Portfolios Trust

SEC File Nos.  333-141111; 811-22025

Dear Mr. Thompson:

ING Separate Portfolios Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP